EXHIBIT 1.1
FORM 18
(Section 348)
COMPANY ACT
Certificate of
Incorporation No. 442303
ORDINARY RESOLUTION
The following ordinary resolution was passed by the undermentioned Company on the date stated:
NAME OF COMPANY:     Globaltex Industries Inc.
Date resolution passed:     September 30, 2002
Resolution:
'RESOLVED that the authorized capital of the Company be increased by creating an additional 50,000,000 Common shares without par value to the total of 100,000,000 Common shares without par value, and that paragraph 2 of the Memorandum of the Company be altered accordingly."

CERTIFIED a true copy this 8th day of November, 2002.
______________________________
(Signature)
______________________________
(Relationship to Company)



Schedule A
ALTERED MEMORANDUM
of
GLOBALTEX INDUSTRIES INC.
(as altered by ordinary resolution passed as of September 30, 2002)


1.     The name of the Company is Globaltex Industries Inc.
2. The authorized capital of the Company consists of 100,000,000 Common shares without par value.